SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, November 24, 2014 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America hereby announces the preliminary air traffic figures for the month of October 2014. Comparisons refer to October 2013 and 2013 year to date figures.

              GOL’s highlights in October 2014

      Domestic load factor reached 79.4%, 4.8 p.p. up year over year, a record figure for the month of October, and the highest load factor since July 2006, with a year to date load factor reaching 77.3%.

      Domestic demand increased by 5.9% in October and 8% year to date.

      Domestic supply fell by 0.5% in the month. Capacity in the domestic market declined by 2.6% year to date, in line with the Company’s 2014 guidance of a reduction between -3% and -1%.

       In October, the number of paid passengers transported in the domestic market reached 3.3 million, 7% up on the same period last year. Year to date, GOL transported 32.5 million passengers in the domestic and international markets, 10% up on the same period in 2013.

       International demand grew by 27.3%, influenced by the 6.5 p.p. increase in load factor in October, which came to 73.0%. Load factor recorded an upturn of 9.8 p.p, to 71.3% year to date.

OPERATING DATA	Oct/14(*)	Oct/13(*)	%Chg.	YTD 10M2014(*)	YTD 10M2013(*)	%Chg.
			(YoY)			(YoY)
Total System
ASK (mm)	4,196.2	4,145.3	1.2%	40,544.9	41,100.9	-1.4%
RPK (mm)	3,300.3	3,057.1	8.0%	31,032.7	28,256.5	9.8%
Load Factor	78.6%	73.7%	4.9 p.p.	76.5%	68.7%	7.8 p.p.
Domestic Market
ASK (mm)	3,680.1	3,700.3	-0.5%	35,555.8	36,516.9	-2.6%
RPK (mm)	2,923.4	2,761.0	5.9%	27,473.2	25,436.6	8.0%
Load Factor	79.4%	74.6%	4.8 p.p.	77.3%	69.7%	7.6 p.p.
International Market
ASK (mm)	516.1	445.0	16.0%	4,989.1	4,584.0	8.8%
RPK (mm)	376.9	296.0	27.3%	3,559.5	2,819.9	26.2%
Load Factor	73.0%	66.5%	6.5 p.p.	71.3%	61.5%	9.8 p.p.
(*) Preliminary figures for October 2014 and National Civil Aviation Agency (ANAC) figures for other months.

1	GOL Linhas Aéreas Inteligentes S.A

              ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America offering, under the GOL and VARIG brands, around 910 daily flights to 69 destinations, 15 of which international in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.